Schedule A
Transactions in Securities of the Issuer During the Past 60 Days
2717 Partners LP

Nature of the Transaction	Trade Date	Securities Purchased	Price (Transaction Currency)
Common Stocks	Jun 20, 2025	940	11.28960
Common Stocks	Jun 23, 2025	700	11.38643
Common Stocks	Jun 24, 2025	1800	11.60000
Common Stocks	Jun 25, 2025	136	11.60000
Common Stocks	Jun 26, 2025	863	11.54320
Common Stocks	Jul 10, 2025	901	11.68895
Common Stocks	Jul 14, 2025	42	11.75000
Common Stocks	Jul 15, 2025	101	11.87000
Common Stocks	Jul 16, 2025	820	11.90000
Common Stocks	Jul 17, 2025	3899	12.09742
Common Stocks	Jul 18, 2025	11326	12.06349
Common Stocks	Jul 21, 2025	628	11.75000
Common Stocks	Jul 25, 2025	651	11.86256
Common Stocks	Jul 28, 2025	5	11.90000
Common Stocks	Jul 29, 2025	8452	11.74929
Common Stocks	Jul 30, 2025	15342	11.98650
Common Stocks	Jul 31, 2025	836	11.99026
Common Stocks	Aug 1, 2025	4351	11.99302
Common Stocks	Aug 4, 2025	102	12.00000
Common Stocks	Aug 5, 2025	175	11.99714
Common Stocks	Aug 6, 2025	1401	11.98155
Common Stocks	Aug 7, 2025	2855	11.88032
Common Stocks	Aug 8, 2025	1413	11.94328
Common Stocks	Aug 11, 2025	27043	11.99926
Common Stocks	Aug 12, 2025	42809	11.99472
Common Stocks	Aug 13, 2025	10683	11.38161
Common Stocks	Aug 14, 2025	63	10.99738
Common Stocks	Aug 15, 2025	590	10.98932
Common Stocks	Aug 18, 2025	1513	11.05208